FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2010
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EARNINGS REPORT

Second Quarter 2010 Earnings Report

July 28, 2010

Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the second quarter of 2010.

Summary

Summary				6 months
(Ps. million)	2Q09	2Q10	% Chg	2009	2010	% Chg
Revenues	7,895	9,357	19	14,747	16,361	11
Operating Income	665	679	2	1,239	1,283	4
Income before Taxes	416	465	12	735	866	18
Consolidated Net Income	317	323	2	514	595	16
Net Income of Majority Interest	286	252	(12)	399	468	17
Adjusted EBITDA	1,251	1,369	9	2,216	2,549	15
Operating Margin	8.4%	7.3%		8.4%	7.8%
Adjusted EBITDA Margin	15.8%	14.6%		15.0%	15.6%
EPS (Ps.)	0.58	0.39		0.81	0.72
EPADS (US$)	0.18	0.12		0.25	0.22
Construction Backlog	34,342	39,709	16

During the second quarter of 2010, ICA continued to take advantage of the opportunities for infrastructure development in Mexico and other markets in Latin America, while positioning the company for continued growth and higher profitability in the future.

Consolidated revenues grew 19%, and Adjusted EBITDA increased 9%, as compared to the prior year period. Growth was led by the continued high level of project execution in the Civil Construction division, the advance of projects under construction in the Concessions division, and was aided by the turnaround in the Airports division, as that sector begins to show recovery from the recession. Industrial Construction is still in the start up phase of major new projects, including the four clean fuels plants; the start up phase of these projects is temporarily reducing both revenues and margins in this division.  The Housing division also contributed to revenue growth. During the quarter, ViveICA signed an agreement with Prudential Real Estate Investors (PREI®) to develop social interest housing under the Mexican government’s program for Sustainable, Integrated Urban Development projects. (See Current Developments.)

The largest new project awarded in the second quarter was the Mitla-Tehuantepec highway in Oaxaca, with a contract value of Ps. 9,318 million, of which 60% corresponds to ICA and is included in June 30, 2010 Backlog. ICA’s consolidated Backlog reached a new high of Ps. 39,709 million as of June 30, 2010.

ICA’s consolidated revenues increased 19% to Ps. 9,357 million in 2Q10. The operating margin decreased to 7.3% from 8.4% in the prior year period, principally because of the transition in Industrial Construction between the completion of existing projects and the start of new large-scale projects, and decreases in Civil Construction and Housing margins. Adjusted EBITDA increased 9%, and the Adjusted EBITDA margin was 14.6%. (See Notes for definition of Adjusted EBITDA.)

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
José Eduardo Ontiveros (5255) 5272 9991 x 3678 jose.ontiveros@ica.com.mx

EARNINGS REPORT

As a result of the higher volume of work, debt increased over the past 12 months. Currently all debt is related to projects; ICA’s policy is to finance those projects that require debt in the same currency as the source of payment for the project. ICA does not have any debt at the holding company level.

Civil Construction

				6 months
Civil Construction	2Q09	2Q10	% Chg	2009	2010	% Chg
Revenues	4,949	6,040	22	8,969	10,528	17
Operating Income	305	241	(21)	437	416	(5)
Adjusted EBITDA	522	512	(2)	767	889	16
Operating Margin	6.2%	4.0%		4.9%	3.9%
Adjusted EBITDA Margin	10.5%	8.5%		8.6%	8.4%
Debt	6,424	10,899
Cash and Cash Equivalents	716	493
Backlog	30,680	29,390	(4)

·	Operating Income decreased principally because of delays in the delivery of rights of way and changes in the routes of some projects. In addition there were additional bid preparation expenses.

·
Debt increased principally as the result of additional draws on the La Yesca debt facility as a result of approved certifications for completed work on the project. The La Yesca hydroelectric project, which has been undertaken under the financed public works mechanism, accounted for 63% of debt in Civil Construction. The debt is expected to be repaid in full upon project completion.

Largest revenue contribution projects	Executed Work (Ps. Million)	Scheduled Completion
Line 12 Mexico City Subway	1,505	2Q12
La Yesca Hydroelectric Project	929	3Q12
La Caldera Pumping Plant (Cotrisa)	384	3Q10
Rio de los Remedios Ecatepec Highway	382	1Q11
FARAC I	360	3Q10
Eastern Outlet Tunnel	360	1Q13

Industrial Construction

				6 months
Industrial Construction	2Q09	2Q10	% Chg	2009	2010	% Chg
Revenues	1,146	841	(27)	2,245	1,580	(30)
Operating Income	78	32	(59)	142	41	(71)
Adjusted EBITDA	115	52	(55)	187	77	(59)
Operating Margin	6.8%	3.8%		6.3%	2.6%
Adjusted EBITDA Margin	10.0%	6.2%		8.3%	4.9%
Debt	537	316
Cash and Cash Equivalents	558	529
Backlog	3,192	9,969	212
·
Revenues decreased as compared to 2Q09, because the new projects that have been awarded to ICA, including the four clean fuels projects at the Salina Cruz, Madero, Cadereyta, and Minatitlán refineries, are not yet generating significant revenues to offset projects such as the Minatitlán II and Dos Bocas projects, which are in their final phases; this also affected operating margins.

·	The projects that contributed most to revenues were the Poza Rica cryogenic plant, the Chicontepec II oil field services project, and the Minatitlán II refinery reconfiguration project.

INVESTOR RELATIONS	www.ica.com.mx	2/21

EARNINGS REPORT

·	Debt decreased principally as a result of a lower requirement for working capital financing on the Chicontepec II project.

·
Industrial Construction backlog increased by more than three times as compared to June 30, 2009 as a result of the award of new projects including the clean fuels projects for the Minatitlán and Salina Cruz refineries in 1Q10 and increases in other previously awarded contracts during 2Q10.  Industrial Construction backlog accounts for 25% of total Backlog, as compared to 9% as of June 30, 2009.

Largest revenue contribution projects	Executed Work (Ps. Million)	Scheduled Completion
Poza Rica Criogenic Plant	231	1Q12
Chicontepec II Oil Field, Veracruz	123	3Q11
Minatitlan II refinery reconfiguration	110	2Q10

INVESTOR RELATIONS	www.ica.com.mx	3/21

Rodio

				6 months
Rodio	2Q09	2Q10	% Chg	2009	2010	% Chg
Revenues	460	489	6	835	820	(2)
Operating Income	12	25	107	15	37	146
Adjusted EBITDA	31	41	32	52	66	27
Operating Margin	2.6%	5.1%		1.8%	4.5%
Adjusted EBITDA Margin	6.8%	8.5%		6.2%	8.0%
Debt	185	163
Cash and Cash Equivalents	70	68
Backlog	471	350	(26)

·	Revenues increased despite the economic recession in Spain, as a result of increased activity in Mexico and Central America.

·	Operating margins improved principally because of projects in Central America and sale of equipment to third parties.

·	Rodio continues to execute the strict expense control and optimization of costs programs initiated in 2008, which has offset the decrease in revenues and contributed to increased margins.

INVESTOR RELATIONS	www.ica.com.mx	4/21

EARNINGS REPORT

Construction Backlog

As of June 30, 2010		Current Backlog	Termination Date	Total Contract (Ps. million)	Project Progress (%)

Civil Construction	74%	29,390
Mitla Tehuantepec Highway		5,591	4Q13	5,591	0
Eastern Outlet Tunnel		3,444	1Q13	4,729	27
Line 12 Mexico City Subway		3,132	2Q12	7,923	60
Rio de los Remedios Ecatepec Highway		2,706	1Q11	4,995	46
La Yesca Hydroelectric Project		2,421	3Q12	10,276	76
Atotonilco Water Treatment Plant		1,845	3Q13	1,845	0
Nuevo Necaxa - Tihuatlán Highway		1,559	2Q12	1,798	13
PAC-4		1,481	4Q13	1,496	1
Rio Verde - Ciudad Valles Highway		1,199	3Q11	2,617	54
La Piedad Bypass		1,078	1Q11	1,312	18
Other Civil Construction Projects		4,934

Industrial Construction	25%	9,969
Salina Cruz Clean Gasoline Plant		2,391	2Q13	2,397	0
Madero Clean Gasoline Plant		2,260	1Q13	2,471	9
Cadereyta Clean Gasoline Plant		1,632	3Q12	1,789	9
Minatitlán Clean Gasoline Plant		1,624	2Q13	1,628	0
Poza Rica Criogenic Plant		1,165	1Q12	1,745	33
Other Industrial Construction Projects		898

Rodio	1%	350
Projects in Spain, Morocco, Mexico and Central America		350

Total		39,709

·
Backlog reached a new all-time high for the Company of Ps. 39,709 million as of June 30, 2010. Civil Construction accounted for 74% of Backlog, Industrial Construction 25%, and Rodio 1%. Backlog was the equivalent of 16 months work at 2Q10 levels.

·	New contracts and net contract additions totaled Ps. 8,916 million in 2Q10. The major new projects were the Mitla-Tehuantepec highway and increases in existing contracts.

·
51% of Backlog corresponded to the Mitla-Tehuantepec, Eastern Outlet Tunnel, Mexico City Metro Line 12, and the four clean fuels projects. In aggregate, these projects were 7% completed as of June 30, 2010.

·	61% of projects were fixed price contracts, 10% were unit price contracts, and 29% had both unit price and fixed price components.

·
Foreign currency denominated projects were 27% of Backlog. These included the La Yesca hydroelectric project, the Poza Rica cryogenic plant, a portion of the clean fuels projects, and the PAC-4 contract in Panama.

·	The ratio of new contracts to construction revenues (the book and burn ratio) was 1.21 during 2Q10.

	(million pesos)	Months Work (a)
Balance, March 31, 2010	38,163	16
New contracts and net contract additions	8,916	4
Work executed	7,370	3
Balance, June 30, 2010	39,709	16

Share of Backlog
Projects in Mexico	96%
Projects outside Mexico	4%
Public sector clients	97%
Private sector clients	3%
(a) Based on construction revenues at 2Q10 levels

INVESTOR RELATIONS	www.ica.com.mx	5/21

EARNINGS REPORT

Infrastructure

Concessions

					6 months
Concessions	2Q09	2Q10	% Chg	2009	2010	% Chg
Total Revenues	521	842	62	1,066	1,475	38
Traffic	285	327	15	590	635	8
Financial	91	185	104	195	342	75
Services	78	274	250	157	368	134
Construction	67	55	(17)	124	130	5
Operating Income	153	200	31	291	386	33
Adjusted EBITDA	305	453	49	587	854	46
Operating Margin	29.3%	23.8%		27.3%	26.2%
Adjusted EBITDA Margin	58.6%	53.8%		55.0%	57.9%
Debt	9,250	10,758	16
Cash and Cash Equivalents	1,429	1,643	15

·
Revenues grew principally as a result of an increase in revenues generated from projects that are in the construction phase such as the Rio de los Remedios, Nuevo Necaxa-Tihuatlán, and Rio Verde-Ciudad Valles highways, as well as ICA’s proportional share in the revenues of Los Portales. (See Current Developments.)

·	Adjusted EBITDA increased principally as a result of an increase in net interest expense included in cost of sales from the growing number of financed projects under construction.

·
Debt increased as a result of the advance in the execution of projects that are under construction, principally the Río Verde-Ciudad Valles highway, the Nuevo Necaxa-Tihuatlán highway, Aqueduct II, and the La Piedad bypass.

·
ICA acquired one new concession during the quarter—the Mitla-Tehuantepec highway, which has not yet started construction. As a result, ICA now has five water projects and 11 concessioned highway projects. Of the 16 concessions, six are in operation. We are reporting traffic for the Querétaro-Irapuato public-private partnership (PPP) highway, although this project is in the final phase of construction, and it is not generating significant revenues.

Highways	% Ownership	Equity + Debt	Length (km)	Type	Beg. of Operations	Avg. Daily Traffic Volume (ADTV)
		Investment	(km)		Startup	2Q09	2Q10	6M09	6M10
Acapulco Tunnel	100%	1,782	3	Toll	1994	9,489	8,841	9,769	9,119
Corredor Sur	100%	2,374	20	Toll	2000	40,300	45,500	40,690	44,500
RCO (FARAC 1)	13.6%	6,285	558	Toll	2007	8,543	8,630	8,601	8,702
Del Mayab	100%	1,346	242	Toll	2008	2,373	2,327	2,447	2,374
Irapuato- La Piedad	100%	814	74	PPP	2008	9,335	9,614	9,450	9,870
Under Construction
Queretaro-Irapuato	100%	1,740	93	PPP	2010		15,927		16,137
Río Verde - Cd. Valles	100%	1,753	113	PPP+Toll	2011
La Piedad Bypass	100%	770	74	PPP+Toll	2011
Rio de los Remedios	50%	1,831	24	Toll	2011
N.Necaxa Tihuatlan	50%	1,441	85	PPP+Toll	2012
Mitla Tehuantepec	30%	-	169	PPP+Toll	2014

Water projects	% Ownership	Equity + Debt	Capacity (m3 mm)	Type	Beg. of Operations	Total Volume (million m3)
		Investment	(m3/sec)		Startup	2Q09	2Q10	6M09	6M10
Cd. Acuna	100%	320	0.45	Tariff	1998	2.41	2.97	4.95	5.63
Under Construction
Aqueduct II	42%	911	1.5	Tariff	2010
El Realito	51%	5	1.0	Tariff	2012
Agua Prieta	50%	2,300	8.5	Tariff	2012
Atotonilco	10.2%	-	42	Tariff	2013

INVESTOR RELATIONS	www.ica.com.mx	6/21

EARNINGS REPORT

Airports

Airports	2Q09	2Q10	% Chg	2009	2010	% Chg
Total Revenues	440	530	20	926	1,040	12
Aeronautical	356	414	16	750	813	8
Non- Aeronautical	84	116	38	176	227	29
Operating Income	122	173	42	319	357	12
EBITDA	218	286	31	514	579	13
Operating Margin	27.6%	32.6%		34.4%	34.4%
EBITDA Margin	49.6%	54.0%		55.5%	55.7%
Debt	2,950	3,276	11
Cash and Cash Equivalents	409	407	(1)
Total Assets	10,543	10,606	1

					6 months
(millions)	2Q09	2Q10	% Chg	2009	2010	% Chg
Total passenger traffic	2.70	2.88	6.5	5.75	5.68	(1.3)
Domestic	2.34	2.46	5.1	4.76	4.65	(2.2)
International	0.36	0.42	15.3	1.00	1.02	2.9
Cargo Units (=100kg)	0.16	0.22	42.0	0.31	0.44	39.9

·	The Airports division includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA).

·
Total revenues increased 20%, with growth in both aeronautical (+16%) and non-aeronautical (+38%) revenues. Noteworthy were revenues generated by the NH Terminal 2 Hotel at the Mexico City International Airport, and the year over year increases in revenues from OMA Carga (+121%), parking (+19%), restaurants (+17%), and other leases (+10%).

·	Operating income and Adjusted EBITDA grew 42% and 31%, respectively.

·
Operating indicators also improved, with increases in the number of takeoffs and landings (+15%) and the volume of cargo transported (+42%). In addition, the average occupancy rate for the NH Terminal 2 hotel reached 59% during the quarter.

·
The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://www.bmv.com.mx or http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	7/21

EARNINGS REPORT

Housing Development

					6 months
Housing	2Q09	2Q10	% Chg	2009	2010	% Chg
Total Revenues	559	715	28	1,046	1,218	16
Operating Income	43	39	(10)	80	81	1
Adjusted EBITDA	91	71	(22)	141	134	(5)
Operating Margin	7.8%	5.4%		7.7%	6.7%
Adjusted EBITDA Margin	16.3%	9.9%		13.5%	11.0%
Net Income	36	36	(2)	77	85	10
Debt	1,690	1,425	(16)
Cash and Cash Equivalents	149	84	(44)

					6 months
Units Sold	2Q09	2Q10	% Chg	2009	2010	% Chg
Total	1,717	1,606	(6)	3,204	3,250	1
Entry level	72%	53%		71%	54%
Middle income	8%	9%		9%	9%
Economical	6%	22%		5%	24%

·
ViveICA signed an agreement with Prudential Real Estate Investors (PREI®) to invest in large scale housing projects known as Sustainable Integrated Urban Developments, known as DUIS, in the Spanish acronym. (See Current Developments.)

·	Revenues increased principally as a result of the transfer of land in Apodoca, Nuevo León to the PREI joint venture vehicle.

·	ViveICA sold 1,606 units in 2Q10, at an average price of Ps. 307,597

·	The Adjusted EBITDA margin decreased as a result of the transfer of the Apodaca land.

·	At the end of 2Q10, ViveICA had 25 projects underway in 11 states in Mexico.

·	The land reserve as of June 30, 2010 was 1,726 hectares, equivalent to 86,620 units. The land reserve decreased 10% as a result of the transfer of the Apodaca land.

INVESTOR RELATIONS	www.ica.com.mx	8/21

EARNINGS REPORT

Consolidated Results

	Second Quarter					6 months
		2Q09		2Q10	% Chg		2009		2010	% Chg
	(Ps. Million)
Revenues		7,895		9,357	19		14,747		16,361	11
Costs		6,711		8,062	20		12,530		13,998	12
Gross profit		1,184		1,296	9		2,218		2,363	7
Selling, general and operating expenses		518		617	19		979		1,080	10
Operating Income		665		679	2		1,239		1,283	4
Other income (loss), net		9		30	253		67		31	(53)
Comprehensive financing (cost)		(180)		(225)	25		(381)		(385)	1
Interest Expense		(247)		(427)	73		(530)		(695)	31
Interest Income		81		247	207		157		327	108
Exchange (Loss) Gain		(28)		(14)	(50)		(26)		44
Financial derivative effects		14		(31)			19		(62)
Share in net income of affiliated companies		(78)		(19)	(75)		(190)		(63)	(67)
Income before taxes		416		465	12		735		866	18
Taxes		99		142	43		221		271	22
Consolidated net income		317		323	2		514		595	16
Net income of minority interest		31		70	128		115		127	11
Net income of majority interest		286		252	(12)		399		468	17

Earnings per share (Ps.)	Ps.	. 0.58	Ps.	0.39		Ps.	0.81	Ps.	0.72
Earnings per ADS (US$)	US$	0.18	US$	0.12		US$	0.25	US$	0.22
Weighted average shares outstanding (millions)		492.86		648.13			493.01		646.92

·
Revenues increased 19% to Ps. 9,357 million in 2Q10, as compared to Ps. 7,895 million in 2Q09. Civil Construction, Concessions, Housing, and Airports accounted for most revenue growth, which was partially offset by reductions in Industrial Construction.

·	Cost of sales increased 20%. Cost of sales includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

·
General and administrative expenses increased 19% because of the addition of new business units, such as Cotrisa in September 2009 and the increase in the shareholding in Los Portales in 2Q10 (see Current Developments), and an increase in bid preparation expenses for various projects.

·
Operating income was Ps. 679 million in 2Q10, an increase of 2%. The Infrastructure segment contributed 56% of operating income, Construction 39%, and Housing 5%. The consolidated operating margin was 7.3%, as compared to 8.4% in 2Q09.

·	Comprehensive financing cost increased principally as a result of higher interest expense and mark to market effects on hedges, which was partially offset by higher interest income.

·
Share of net loss of unconsolidated affiliates was Ps. 19 million, as compared to a loss of Ps. 78 million in the prior year period. The improved result reflects lower financial costs incurred by Red de Carreteras del Occidente (RCO), the operator of the FARAC I tollroad, and ICA’s reduced shareholding in RCO.

·	Income before taxes totaled Ps. 465 million, an increase of 12%.

·	Taxes increased in 2Q10, with an effective tax rate was 31%, as compared to 24% in the prior year period. Of the total tax provision of Ps. 142 million, only 31% is cash taxes.

·	Consolidated net income was Ps. 323 million in 2Q10, an increase of 2%.

·	Net income of majority interest was Ps. 252 million, a decrease of 12%.

o	Earning per share were Ps.0.39.

INVESTOR RELATIONS	www.ica.com.mx	9/21

EARNINGS REPORT

o	Earnings per ADS were US$ 0.12.

Adjusted EBITDA
(Ps. Million)	2Q09	2Q10	% Chg	2009	2010	% Chg
Net income of majority interest	286	252	(12)	399	468	17
Net income of minority interest	31	70	128	115	127	11
Taxes	99	142	43	221	271	22
Share in (loss) income of affiliated companies	(78)	(19)	(75)	(190)	(63)	(67)
Comprehensive financing (cost)	(180)	(225)	25	(381)	(385)	1
Other income (expense), net	9	30	253	67	31	(53)
Depreciation and amortization	345	354	3	604	693	15
Net interest expense included in cost of sales	241	337	40	374	572	53
Adjusted EBITDA	1,251	1,369	9	2,216	2,549	15
Adjusted EBITDA Margin	15.8%	14.6%		15.0%	15.6%

·
Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our subsidiaries’ financing agreements.

INVESTOR RELATIONS	www.ica.com.mx	10/21

EARNINGS REPORT

Total Debt

			June 30
Total debt (Ps.million)		2009	2010	% Var
Short Term		4,624	5,469	18
Long Term		16,675	21,369	28
Total Debt		21,299	26,838	26
Total Cash		3,418	3,317	(3)
Net Debt		17,882	23,521	32
Weighted average interest rate		11.0%	8.6%

Debt by type of currency	Short Term		Long Term
(Ps. million)	MXN	FX	MXN	FX
Civil	2,709	959	-	7,231
Industrial	316	-	-	-
Rodio	-	82	-	81
Concessions	368	64	8,518	1,808
Airports	264	-	3,013	-
Housing	707	-	718	-
Subtotal	4,364	1,106	12,249	9,120
Total	5,469		21,369
Total Debt	26,838

·
Debt increased as a result of the execution of projects that require financing, and in accordance with the terms of the financings for those projects. ICA expects that debt will continue to increase in step with the advance of financed projects, including the concessions under construction and the La Yesca hydroelectric project.

·	71% percent of debt is bank debt and 29% is securities debt, principally for concessions.

·
20% of debt is short-term. Of this, 74% represents working capital lines for Civil Construction, Industrial Construction, and Rodio; 13% is in the Infrastructure segment, and includes the current portion of long-term debt and OMA working capital lines; and 13% is in Housing Development, for construction loans and working capital lines.

·	Long-term debt is 80% of total debt: 62% is in Concessions and Airports; 32% is for the La Yesca hydroelectric project; and the balance is for structured financings in Housing and Civil Construction.

·	ICA’s policy is to contract financing in the same currency as the source of repayment; 38% of total debt is denominated in foreign currencies, principally U.S. dollars.

·	100% of debt is related to projects; ICA has no debt at the holding company level.

Debt maturity profile	2010	2011	2012	2013	+ 2014
Total	3,832	1,637	8,388	810	12,171
Bank Debt	3,636	1,585	8,046	467	5,396
Securities Debt	197	52	342	343	6,775

INVESTOR RELATIONS	www.ica.com.mx	11/21

EARNINGS REPORT

Financial Derivative Instruments

Project	Type of Instrument		Mark to Market (Ps. million)
		03/31/2010	06/30/2010	07/22/2010
Consolidated Subsidiaries
La Yesca Hydroelectric Project	CAP	10	3	3
	Floor	(339)	(338)	(346)
	FX Fwd	(167)	(189)	(185)
Querétaro- Irapuato	SWAPTION	(45)	(58)	(49)
Irapuato- La Piedad	CAP	-	-	-
Acapulco Tunnel	CAP	4	2
Aqueduct II*	CAP	-	-
Nuevo Necaxa- Tihuatlán*	SWAP	(262)	(380)	(447)
ICA, Río de la Compañía Tunnel	FX SWAP	3	(1)
ICA, Leasing credit line	CAP	-	-
ICA Viabilis	SWAP	-	-
Rio Verde- Cd. Valles Highway	SWAP	(268)	(331)	(362)
La Piedad Bypass	SWAP	(30)	(62)	(80)
Aeroinvest	SWAP	(2)	(3)
Cotrisa	FX Fwd / Fx CAP	3	3
Non consolidated affiliates
FARAC1, RCO	SWAP UDIS	(220)	(311)	(413)
* Proportional consolidation

INVESTOR RELATIONS	www.ica.com.mx	12/21

EARNINGS REPORT

Current Developments

Prudential Real Estate Investors (PREI®): ViveICA and PREI signed an agreement to invest in large scale housing projects known as Sustainable Integrated Urban Developments (DUIS, in the Spanish acronym), which are sponsored by the federal Government through the federal housing bank, Sociedad Hipotecaria Federal (SHF).

The joint venture vehicle created by ViveICA and PREI expects to develop more than 35,000 houses in the states of Nuevo León, Veracruz, and Quintana Roo over the next six years. As part of the initial phase of the joint venture, ViveICA transferred land to be developed in Apodaca, Nuevo León to the new company. The start of operations is expected within the next 12 months.

These developments are oriented principally to the social interest segment of the housing market, and seek to provide high quality urban design that promotes a better quality of life, while also protecting the environment.

ViveICA will be the operating partner of the joint venture, with responsibility for management, development, and marketing of the projects. PREI will be the investing partner, and will also have an active role in the management and decision making for these developments.

Los Portales: ICA increased its shareholdings in this Peruvian housing development company to 50% from18%. The other 50% is owned by Grupo Raffo, through LP Holding. ICA began using the proportional consolidation method for the results of this subsidiary. ICA recognized Ps. 99 million in revenues from Los Portales in its 2Q10 results, which are included in the Concessions division.

Los Portales is principally involved in the development of urban and social interest housing, in the cities of Lima, Piura, Chincha, Ica, and Chiclayo in Peru.

Conference Call Invitation

·
ICA invites you to participate in a conference call on July 29, at 10:00 am Eastern Time (9 am Mexico City time). In order to participate, please call 1 (877) 941-2069 from the U.S. or +1 (480) 629-9713 internationally. The conference ID is 4321613. A replay will be available until August 5, 2010 by calling toll free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, with the same reference code.

·	The conference call will also be available via Webcast.

http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=83646&eventID=3179096

INVESTOR RELATIONS	www.ica.com.mx	13/21

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Statement of Income, Second Quarter

	Second Quarter
		2Q09		2Q10	% Chg
	(Ps. Million)
Revenues		7,895		9,357	19
Costs		6,711		8,062	20
Gross profit		1,184		1,296	9
Selling, general and operating expenses		518		617	19
Operating Income		665		679	2
Other income (loss), net		9		30	253
Comprehensive financing (cost)		(180)		(225)	25
Interest Expense		(247)		(427)	73
Interest Income		81		247	207
Exchange (Loss) Gain		(28)		(14)	(50)
Financial derivative effects		14		(31)
Share in net income of affiliated companies		(78)		(19)	(75)
Income before taxes		416		465	12
Taxes		99		142	43
Consolidated net income		317		323	2
Net income of minority interest		31		70	128
Net income of majority interest		286		252	(12)

Earnings per share (Ps.)	Ps.	0.58	Ps	0.39
Earnings per ADS (US$)	US$	0.18	US$	0.12
Weighted average shares outstanding (millions)		492.86		648.13

INVESTOR RELATIONS	www.ica.com.mx	14/21

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Statement of Income, First Six Months

	6 months
	2009		2010		% Chg
	(Ps. Million)
Revenues		14,747		16,361	11
Costs		12,530		13,998	12
Gross profit		2,218		2,363	7
Selling, general and operating expenses		979		1,080	10
Operating Income		1,239		1,283	4
Other Income (Loss) Net		67		31	(53)
Comprehensive financing (cost)		(381)		(385)	1
Interest Expense		(530)		(695)	31
Interest Income		157		327	108
Exchange (Loss) Gain		(26)		44
Financial derivative effects		19		(62)
Share in Net Income of Affiliated Companies		(190)		(63)	(67)
Income Before Taxes		735		866	18
Taxes		221		271	22
Consolidated Net Income		514		595	16
Net Income of Minority Interest		115		127	11
Net Income of Majority Interest		399		468	17

Earnings per Share (Ps.)	Ps.	0.81	Ps.	0.72
Earnings per ADS (US$)	US$	0.25	US$	0.22
Weighted average shares outstanding (millions)		492.86		648.13

INVESTOR RELATIONS	www.ica.com.mx	15/21

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Balance Sheet

	June 30,
	2009	2010
	(Ps. Million)
Assets
Short Term Cash and Cash Equivalents	3,418	3,317
Trade and Contract Receivables	8,730	10,131
Other Receivables	1,822	1,994
Inventories	3,675	4,173
Other Current Assets	1,362	2,098
Total Current Assets	19,006	21,712
Trade and Contract Receivables	5,893	12,678
Restricted Cash	766	481
Investment in Subsidiaries & Affiliates	244	10
Other Investments	22,181	26,358
Investment in Concessions	20,075	23,871
Long Term Inventories	2,106	2,487
Long Term Assets	29,084	39,527
Property, Plant and Equipment Net	3,727	4,839
Other Assets	2,460	3,987
Total Assets	54,278	70,064
Liabilities
Accounts Payable	3,325	5,342
Current Debt	4,624	5,469
Other Current Liabilities	7,583	9,126
Total Current Liabilities	15,532	19,937
Long-Term Debt	16,675	21,369
Other Noncurrent Liabilities	4,259	8,199
Total Liabilities	36,465	49,506
Majority Stockholders' Equity	14,660	16,687
Minority Interest in Consolidated Subsidiaries	3,152	3,872
Stockholders' Equity	17,813	20,559

Total Liabilities and Stockholders' Equity	54,278	70,064

INVESTOR RELATIONS	www.ica.com.mx	16/21

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

	6 months
	2009	2010
	(Ps. Million)
Operating Activities
Income before taxes	735	866

Items in income that do not affect cash	1,231	1,755
Resources used in operations	(4,487)	(4,675)
Net flow from operating activities	(2,521)	(2,054)

Investing activities
Acquisition of businesses	-	35
Acquisition of real estate, machinery and equipment	(508)	(409)
Acquisition of other long term assets	(925)	(776)
Sale of real estate, machinery and equipment	-	-
Others	(54)	132
Net flow from investing activities	(1,487)	(1,018)

Financing activities
Borrowings	5,441	6,573
Debt payments	(1,594)	(2,770)
Interest expense	(796)	(932)
Financial lease payments	(30)	(13)
Decreases in minority interest	(123)	(288)
Increases in majority shareholders' equity	-	4
Share repurchases	(7)	-
Financing for financial derivatives	36	(147)
Net cash flow from financing activities	2,927	2,426
Net change in cash and cash equivalents	(1,082)	(645)
Adjustments in cash flow for exchange variations	33	(68)
Cash and cash equivalents at beginning of period	5,232	4,511
Cash and cash equivalents at end of period	4,184	3,797

INVESTOR RELATIONS	www.ica.com.mx	17/21

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information, Second Quarter

	2Q09	2Q10	%Var	2Q09	2Q10	%Var	2Q09	2Q10

		Revenues		Operating Income			Operating Margin
Civil	4,949	6,040	22	305	241	(21)	6.2%	4.0%
Industrial	1,146	841	(27)	78	32	(59)	6.8%	3.8%
Rodio	460	489	6	12	25	107	2.6%	5.1%
Construction	6,555	7,370	12	395	298	(24)	6.0%	4.0%
Housing	559	715	28	43	39	(10)	7.8%	5.4%
Other Concessions	521	842	62	153	200	31	29.3%	23.8%
Airports	440	530	20	122	173	42	27.6%	32.6%
Infrastructure	961	1,372	43	274	373	36	28.5%	27.2%
Other	(180)	(100)	(44)	(47)	(31)	(33)
TOTAL	7,895	9,357	19	665	679	2	8.4%	7.3%

	Depr. & Amort.			Adjusted EBITDA			Adjusted EBITDA Margin
Civil	145	131	(10)	522	512	(2)	10.5%	8.5%
Industrial	9	10	8	115	52	(55)	10.0%	6.2%
Rodio	19	16	(15)	31	41	32	6.8%	8.5%
Construction	173	157	(10)	668	605	(9)	10.2%	8.2%
Housing	1	2	26	91	71	(22)	16.3%	9.9%
Other Concessions	162	195	21	305	453	49	58.6%	53.8%
Airports	-	-		218	286	31	49.6%	54.0%
Infrastructure	162	195	21	523	740	41	54.5%	53.9%
Other	8	1	(90)	(31)	(46)	48
TOTAL	345	354	3	1,251	1,369	9	15.8%	14.6%

	Total Assets			Debt	IV-06	% Var.	Capital Expenditures
Civil	19,470	30,251	55	6,424	10,899	70	150	441	193
Industrial	2,931	2,445	(17)	537	316	(41)	16	10	(39)
Rodio	1,386	1,109	(20)	185	163	(12)	34	9	(73)
Construction	23,788	33,804	42	7,146	11,379	59	201	460	129
Housing	5,755	6,430	12	1,690	1,425	(16)	-	2
Other Concessions	17,910	23,272	30	9,250	10,758	16	465	586	26
Airports	10,543	10,606	1	2,950	3,276	11	-	-
Infrastructure	28,453	33,879	19	12,200	14,035	15	465	586	26
Other	(3,718)	(4,049)	9	263	-		(1)	6
TOTAL	54,278	70,064	29	21,299	26,838	26	665	1,055	58

*Other includes holding company and consolidation effects.

INVESTOR RELATIONS	www.ica.com.mx	18/21

EARNINGS REPORT

Empresas ICA, S.A.B. de C.V.
Consolidated Segment Information, First Six Months

	2009	2010	%Var		2009	2010	%Var		2008	2009

		Revenues		X	Operating Income			X	Operating Margin
Civil	8,969	10,528	17		437	416	(5)		4.9%	3.9%
Industrial	2,245	1,580	(30)		142	41	(71)		6.3%	2.6%
Rodio	835	820	(2)		15	37	146		1.8%	4.5%
Construction	12,049	12,927	7		594	494	(17)		4.9%	3.8%
Housing	1,046	1,218	16		80	81	1		7.7%	6.7%
Other Concessions	1,066	1,475	38		291	386	33		27.3%	26.2%
Airports	926	1,040	12		319	357	12		34.4%	34.4%
Infrastructure	1,991	2,515	26		610	743	22		30.6%	29.6%
Other	(339)	(298)	(12)		(45)	(36)	(21)
TOTAL	14,747	16,361	11		1,239	1,283	4		8.4%	7.8%

	Depr. & Amort.				Adjusted EBITDA				Adjusted EBITDA Margin
Civil	214	265	24		767	889	16		8.6%	8.4%
Industrial	17	17	(3)		187	77	(59)		8.3%	4.9%
Rodio	37	29	(22)		52	66	27		6.2%	8.0%
Construction	268	310	16		1,006	1,032	3		8.3%	8.0%
Housing	2	4	90		141	134	(5)		13.5%	11.0%
Other Concessions	327	377	15		587	854	46		55.0%	57.9%
Airports	-	-			514	579	13		55.5%	55.7%
Infrastructure	327	377	15		1,100	1,433	30		55.3%	57.0%
*	7	2	(73)		(31)	(50)	59
TOTAL	604	693	15		2,216	2,549	15		15.0%	15.6%

	Total Assets				Debt	IV-06	% Var.		Capital Expenditures
Civil	19,470	30,251	55		6,424	10,899	70		442	741	68
Industrial	2,931	2,445	(17)		537	316	(41)		19	15	(20)
Rodio	1,386	1,109	(20)		185	163	(12)		50	12	(77)
Construction	23,788	33,804	42		7,146	11,379	59		511	768	50
Housing	5,755	6,430	12		1,690	1,425	(16)		1	4	442
Other Concessions	17,910	23,272	30		9,250	10,758	16		1,264	1,055	(17)
Airports	10,543	10,606	1		2,950	3,276	11		-	-
Infrastructure	28,453	33,879	19		12,200	14,035	15		1,264	1,055	(17)
Other	(3,718)	(4,049)	9		263	-			2	7	187
TOTAL	54,278	70,064	29		21,299	26,838	26		1,779	1,834	3

*Other includes holding company and consolidation effects.

Notes and disclaimers

Mexican Financial Reporting Standards (MFRS): financial statements and other information are presented in accordance with Mexican Financial Reporting Standards and their Interpretations (INIFs). These norms differ in certain significant respects from U.S. GAAP.

Recalculation of financial statements:

   The financial statements previously issued for the period ended June 30, 2009 were recalculated as the result of the adoption of NIF B-8, “Consolidated or combined financial statements.” As a result, ICA adopted the proportional consolidation method for the results of its subsidiary ICA Fluor, which is a joint investment with Fluor Corporation. This NIF establishes that full consolidation of a subsidiary requires control, defined as the power to decide financial and operating policies, and not simply holding a majority of voting shares. As a result of the application of this norm, net income of majority interest is unchanged. However, revenues and expenses, as well as assets and liabilities are consolidated 51%. Previously, ICA Fluor was consolidated 100%. Financial statements for prior periods have been recalculated.

INVESTOR RELATIONS	www.ica.com.mx	19/21

EARNINGS REPORT

Balance Sheet	As originally reported,	Adjustment for	Restated, June 30, 2009
	June 30, 2009	NIF B-8
Total Current Assets	21,682,315	(2,676,127)	19,006,188
Long-Term Assets	35,411,284	(139,793)	35,271,491
Total Current Liabilities	17,497,852	(1,966,171)	15,531,681
Long-Term Liabilities	21,152,306	(218,904)	20,933,402
Shareholder's Equity	18,443,441	(630,845)	17,812,596

Income Statement	As originally reported,	Adjustment for	Restated, Jan-Jun 2009
	Jan -Jun 2009	NIF B-8
Revenues	16,992,484	(2,245,060)	14,747,424
Costs and operating expenses	15,608,769	(2,099,946)	13,508,823
Consolidated net income	589,995	(75,929)	514,066
Net income of majority interest	399,129	-	399,129

Unaudited financials: financial statements are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior-year period. Percentage changes are calculated with respect to the actual numbers.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under U.S. GAAP or MFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of majority interest plus (i) net income of minority interest, (ii) income taxes, (iii) share in net income of affiliates, (iv) comprehensive financing cost, (v) other (income) expense, net, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, minority shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 12.91 per U.S. dollar.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment.

From an accounting perspective, there are two classifications for derivative instruments.  “Hedging financial instruments” must meet the specific requirements established in Mexican Financial Reporting Standards (MFRS). Other derivative financial instruments that do not meet MFRS requirements for hedge accounting treatment are designated as trading derivatives. ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other valuation methodologies, validated by third party experts, and supported by sufficient, reliable, and verifiable information. Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms. Changes in fair value are recorded temporarily in comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period.

Forward looking statements: This report may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in

INVESTOR RELATIONS	www.ica.com.mx	20/21

EARNINGS REPORT

general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	21/21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29,  2010

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer